Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Board of Directors
Investors Bancorp, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-195828) on Form S-8 of Investors Bank Employee 401(k) Plan of our report dated June 26, 2015, with respect to the statements of net assets available for benefits of the Investors Bank Employee 401(k) Plan as of December 31, 2014 and 2013, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental Schedule H, line 4(i) - schedule of assets (held at end of year) as of December 31, 2014 which report appears in the December 31, 2014 annual report on Form 11-K of the Investors Bank Employee 401(k) Plan.

/s/ KPMG LLP
New York, NY
June 26, 2015